SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. [_______])1



                                24/7 MEDIA, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)



                                   90134-10-4
--------------------------------------------------------------------------------
                                 (CUSIP number)


      Check the  appropriate  box to designate  the rule  pursuant to which this
      Schedule is filed:
      |_| Rule 13d-1(b)
      |X| Rule 13d-1(c)
      |_| Rule 13d-1(d)


-------------------------

1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of Pages

CUSIP No. 901314-10-4                 13G                      Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS                         Big Flower Holdings, Inc.


     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY                                                       Delaware



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION



________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER                    1,750,703

   SHARES
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER                  0

  OWNED BY
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER               1,750,703

  REPORTING
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER             0

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,750,703



________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  8.2%



________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*                                          CO, HC



________________________________________________________________________________


                                 Page 2 of Pages

Item 1(a).  Name of Issuer:

            24/7 Media, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1250 Broadway
            New York, NY  10001

Item 2(a).  Name of Person Filing:

            Big Flower Holdings, Inc.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            3 East 54th Street
            New York, NY  10022

Item 2(c).  Citizenship:

            Delaware

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e):  CUSIP Number:

            901314-10-4

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            Not applicable.

Item 4.     Ownership

      (a)   Amount beneficially owned:
            1,750,703 shares of Common Stock, par value $.01 per share

      (b)   Percent of class:
            8.2%

      (c)   Number of shares as to which such person has:
            (i)  Sole power to vote or to direct the vote         1,750,703
            (ii) Shared power to vote or direct the vote                  0


                                Page 3 of 6 Pages

            (iii) Sole power to dispose or to direct the
                    disposition of                               1,750,703
            (iv)  Shared power to dispose or to direct the
                    disposition of                                       0

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            See Exhibit I.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of the Group

            Not applicable.

Item 10.    Certification

                  By  signing  here  below I  certify  that,  to the  best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 Page 4 of Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 22, 1999            BIG FLOWER HOLDINGS, INC.


                                    By:   /s/ Irene Fisher
                                          --------------------------------------
                                          Name:   Irene Fisher
                                          Title:  Vice President




                                Page 5 of 6 Pages

                                   EXHIBIT I

      The person filing this statement, Big Flower Holdings, Inc., is a parent holding company. The relevant subsidiary, Big Flower Digital Services, Inc., a Delaware corporation, is an indirect subsidiary of Big Flower Holdings, Inc.



                                Page 6 of 6 Pages